UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42715

Kandal M Venture Limited

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia
+855-23425205

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Nasdaq Minimum Bid Price Deficiency Letter

As previously disclosed, on December 22, 2025, Kandal M Venture Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from November 6, 2025 to December 19, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.  Nasdaq has provided the Company with an 180 calendar days compliance period, or until June 22, 2026, in which to regain compliance with Nasdaq continued listing requirement.

On June 23, 2026, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 21, 2026, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by December 21, 2026, Nasdaq Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq Staff’s determination to a Hearings Panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. While we aim to comply with Rule 5550(a)(2), there can be no assurance to regain compliance with that rule or in compliance with other Nasdaq continued listing requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kandal M Venture Limited

Date: June 24, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board and Director

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